SavWatt USA, Inc.
                         6801 Eastern Avenue, Suite 203
                            Baltimore, Maryland 21224
                                 (866) 641-3507

                                  March 8, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Mr. Dale Welcome
           Accounting Branch
           Division of Corporation Finance

Re:  SavWatt USA, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2009
     Form 10-K/A for the Fiscal Year Ended December 31, 2009
     Form 10-Q for the Fiscal Quarters Ended March 31, 2010, June 30, 2010 and
      September 30, 2010
     Form 10-Q/A for the Fiscal Quarters Ended March 31, 2010, June 30, 2010 and
      September 30, 2010
     File No. 000-52402

Dear Madam or Sir,

     This letter is in response to your letter to me of February 16, 2011, regarding the above referenced matter ("Comment Letter").

     Our responses to the Comment Letter follow:

     RESPONSE TO COMMENTS # 1:

     Your Comment #1 mentioned the need for us to revise future annual filings, including our Form 10-K for the year ended December 31, 2010, to provide the disclosure required by temporary Item 308(T)(a)(2) and (a)(4) of Regulation S-K. Inasmuch as temporary Item 308(T) and its accompanying notes and instructions expired on December 15, 2010, such disclosure requirements default to Item 308(a)(2) and (a)(4) of Regulations S-K.

     Since we are not an accelerated filer or a large accelerated filer (as defined in Rule 240.12b-2), we are exempt from complying with Item 308(a)(4).
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     Please be advised that we will draft or revise future annual filings, including our Form 10-K for the year ended December 31, 2010, to provide the disclosure required by Item 308(a)(2).

     RESPONSE TO COMMENT # 2:

     Please be advised that we intend to disclose, in our future filings, the business purpose for amounts due to or due from related parties, as well as our policy for evaluating the collectability of any related receivables.

     Our prior transactions with related parties did not enable us to meet any minimum asset or other requirements. We will state and clarify in our future filings whether transactions with related parties enabled us to meet any minimum asset or other requirement.

     We acknowledge that:

     * the Company is responsible for the adequacy and accuracy of the disclosure in these filings;
     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;
     * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission from taking any action with respect to the filings; and
     * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please address any further comments to our attorney, David E. Wise, Esq. Mr. Wise's contact information is set forth below:

                       Law Offices of David E. Wise, P.C.
                                 Attorney at Law
                                  The Colonnade
                           9901 IH-10 West, Suite 800
                            San Antonio, Texas 78230
                            Telephone: (210) 558-2858
                            Facsimile: (210) 579-1775
                             Email: wiselaw@gvtc.com

Sincerely,


By: /s/ Isaac H. Sutton
    -------------------------------------
    Isaac H. Sutton
    President

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